Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T02459-P55598 1a. Brandon Van Buren 1b. Ryusuke Utsumi For Against Abstain For Against Abstain ! ! ! ! ! ! ! ! ! CELLEBRITE DI LTD. 45 HEADQUARTERS PLAZA NORTH TOWER, 1ST AND 2ND FLOORS MORRISTOWN, NJ 07960 USA 1. To approve the re-election of Brandon Van Buren and Ryusuke Utsumi as Class II Directors of the board of directors of the Company (the "Board"), to hold office until the close of the annual meeting of the Company in 2029, and until their respective successors are duly elected and qualified; Nominees: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal 2, or Proposal 3, as applicable, and that you are NOT a controlling shareholder under the Companies Law (an "Interested Shareholder"). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of Proposal 2 or Proposals 3, as applicable). CELLEBRITE DI LTD. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" ALL THE PROPOSALS. 2. To approve the compensation package of Mr. Shiven Ramji, as the Company's Chief Executive Officer; 3. To approve the Company's compensation policy for officers and directors; 4. To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board, to determine the auditor's remuneration. ! ! ! ! ! ! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw Exhibit 99.2

T02460-P55598 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. CELLEBRITE DI LTD. (THE "COMPANY") PROXY THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS I, the undersigned, a shareholder of Cellebrite DI Ltd. (the "Company"), hereby nominate, constitute and appoint Mr. David Barter, Chief Financial Officer of the Company, Ms. Holly Windham, Adv., General Counsel of the Company and Roei Gamadi, Adv., Director, Corporate Counsel., and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value of NIS 0.00001 per share of the Company (the "Shares"), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, on Thursday, September 24, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated August 18, 2026 relating to the Meeting (the "Proxy Statement"). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a "FOR" vote. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Tuesday, August 25, 2026, the record date fixed by the board of directors of the Company for such purpose. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. Important Note: By executing this proxy card, the undersigned shareholder is confirming that he, she or it does not have a conflict of interest (i.e., the undersigned is not an Interested Shareholder) in the approval of Proposal 2 and Proposal 3, as applicable, and can be counted towards or against the majority required for approval of such proposals. If you have such a conflict of interest in the approval of Proposal 2 and Proposal 3, as applicable, please notify Ms. Holly B. Windham, Adv., General Counsel and Chief Compliance Officer, and Mr. Roei Gamadi, Adv., Director, Corporate Counsel, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, telephone: +972-73-3948000, or by email (holly.windham@cellebrite.com and roei.gamadi@cellebrite.com). If your shares are held in "street name" by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. (Continued and to be signed on the reverse side)